UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(TSE Code: 8306)

Corrections to “Consolidated Summary Report (under Japanese GAAP) for the fiscal year ended March 31, 2014”

Tokyo, June 9, 2014 — Mitsubishi UFJ Financial Group, Inc. today announced partial corrections to “Consolidated Summary Report (under Japanese GAAP) for the fiscal year ended March 31, 2014” disclosed on May 14, 2014, as shown in the Appendix.

(Translation)

Appendix

Corrections:

Consolidated Summary Report (under Japanese GAAP) for the fiscal year ended March 31, 2014 (page 31)

4.	Consolidated Financial Statements — Notes to the Consolidated Financial Statements

(Consolidated Statements of Changes in Net Assets)

The corrected figures are underlined.

(Before Correction)

1.	Detailed Information regarding Outstanding Shares

(Thousand shares)

	Number of shares as of April 1, 2013	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2014	Notes
Outstanding shares
Common stock	14,158,585	5,440	—	14,164,026	(1)
First series of class 5 preferred stock	156,000	—	—	156,000
Class 11 preferred stock	1	—	—	1

Total	14,314,586	5,440	—	14,320,027

Treasury stock
Common stock	3,411	85	333	3,163	(2)

Total	3,411	85	333	3,163

(1)	Increase in the number of common stock by 5,440 thousand shares was due to the exercise of stock options.
(2)	Increase in the number of common stock held in treasury by 85 thousand shares was mainly due to repurchase of stocks in response to requests made by shareholders holding shares constituting less than a unit and an increase in the number of shares held by affiliates accounted for under the equity method. Decrease in the number of common stock held in treasury by 333 thousand shares was mainly due to sale of stocks in response to requests made by shareholders holding shares constituting less than a unit, sale of stocks by consolidated subsidiaries, sale of stocks by affiliates accounted for under the equity method and a decrease in the number of shares held by affiliates accounted for under the equity method.

(After Correction)

1.	Detailed Information regarding Outstanding Shares

(Thousand shares)

	Number of shares as of April 1, 2013	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2014	Notes
Outstanding shares
Common stock	14,158,585	5,440	—	14,164,026	(1)
First series of class 5 preferred stock	156,000	—	—	156,000
Class 11 preferred stock	1	—	—	1

Total	14,314,586	5,440	—	14,320,027

Treasury stock
Common stock	3,411	85	941	2,554	(2)

Total	3,411	85	941	2,554

(1)	Increase in the number of common stock by 5,440 thousand shares was due to the exercise of stock options.
(2)	Increase in the number of common stock held in treasury by 85 thousand shares was mainly due to repurchase of stocks in response to requests made by shareholders holding shares constituting less than a unit and an increase in the number of shares held by affiliates accounted for under the equity method. Decrease in the number of common stock held in treasury by 941 thousand shares was mainly due to sale of stocks in response to requests made by shareholders holding shares constituting less than a unit, sale of stocks by consolidated subsidiaries, sale of stocks by affiliates accounted for under the equity method and a decrease in the number of shares held by affiliates accounted for under the equity method.